UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Italy-Based Motortecnica s.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on May 19, 2015, in Kyoto, Japan

Nidec Completes Acquisition of Italy-Based Motortecnica s.r.l.

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has acquired full ownership of Motortecnica s.r.l., a privately owned Italian company (“Motortecnica”), from its founding family, through the Company’s subsidiary, Nidec ASI S.p.A. (“Nidec ASI”), on May 15, 2015 (the “Transaction”). As a result of the Transaction, Motortecnica became a consolidated subsidiary of Nidec, as outlined below:

1.

Outline of Motortecnica s.r.l.

(1) Company Name:	Motortecnica s.r.l.

(2) Headquarters:	San Cipriano Picentino (City of Salerno), Italy

(3) Year of Establishment:	1989

(4) Directors and Officers:
Director and Chairman:	Giovanni Barra (CEO of Nidec ASI)
Director and CEO:	Zaverio Gagliardi
(responsible for service business of Nidec ASI)
Director:	Marco Dal Lago (CFO of Nidec ASI)

(5) Principal Businesses:	Design, manufacturing, repair, maintenance & servicing of
electrical rotating machinery, with focus areas of
remanufacturing & refurbishment

(6) Employees:	77

(7) Sales:	€11 million
(fiscal year ended December 31, 2014)

2.

Purpose of Transaction and Future Operation Policy

The Company has endeavored to strengthen its appliance, commercial and industrial business as one of its strategically important business areas. Among these businesses, the industrial solution business is a key revenue source for which Nidec ASI (formerly, Ansaldo Sistemi Industriali S.p.A) that the Company acquired in May 2012, plays a leading role. Nidec ASI’s business comprises large industrial motors, generators, low and high voltage drives, industrial system automation and service, with strength in oil & gas, metals, renewable energy, marine and general industry sectors.

Through the acquisition of Motortecnica, Nidec ASI seeks to strengthen its service business and expand in the generators market. In particular, Motortecnica’s capabilities and experience in design, manufacture, repair and remanufacture of electric generators and components, together with Nidec ASI’s worldwide sales network, are expected to help enhance and expand its service business. Furthermore, Motortecnica’s technical capabilities and installed base in power generation applications will allow Nidec ASI to expand in this market and to pursue opportunities for remanufacturing and refurbishing large electric generators.

3.

Effect on Financial Performance for the Current Fiscal Year

Nidec Corporation intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable stock exchange rules of the Tokyo Stock Exchange and the New York Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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